Exhibit 99.1

ELBIT IMAGING ANNOUNCES END OF THE ENGAGEMENT WITH THE FORMER
AUDITOR AND APPOINTMENT OF NEW AUDITOR

Tel Aviv, Israel, June 29, 2017, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, that On June 28, 2017, following approval by the audit committee and board of directors of the Company, the Company and Brightman Almagor Zohar & Co., a Member Firm of Deloitte Touche Tohmatsu (the “Former Auditor”), reached an understanding to end the engagement of the Former Auditor as the independent accountants of the Company effective immediately.

This understanding resulted from the previously announced notification by the Company’s Former Auditor that it was unable to provide an unqualified audit opinion regarding the Company’s financial statements for 2016 as a result of matters underlying the disclaimer made by KPMG Hungaria Kft., the former auditor of Plaza Centers N.V. (“Plaza”) (LSE: PLAZ), an indirect subsidiary (45%) of the Company, in its report relating to Plaza’s annual financial statements for 2016, which report expresses no opinion with regard to Plaza’s financial statements.

In addition, on June 28, 2017, following approval by the audit committee and board of directors of the Company, the Company approved the engagement with KOST FORER GABBAY & KASIERER (A Member of EY Global) (“EY Israel”) as the Company’s new independent Auditor, subject to shareholders’ approval. EY Israel has also been retained by Plaza to serve as the independent accountants of Plaza.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel Complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, a decision to deploy the cash for other business opportunities and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2015, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:
Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048
Fax: +972-3-608-6050
ron@elbitimaging.com